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C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
February 12, 2020

Manulife increases common shareholders’ dividend by 12%

Toronto - Manulife’s Board of Directors today announced an increase of 12% or 3 cents per share to its quarterly common shareholders’ dividend resulting in a dividend of $0.28 per share on the common shares of Manulife, payable on and after March 19, 2020 to shareholders of record at the close of business on February 25, 2020.
In respect of the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, the Company will purchase common shares on the open market in connection with the reinvestment of dividends and optional cash purchases under these plans commencing with the March 19, 2020 dividend. The purchase price of these common shares will be based on the average of the actual cost to purchase them and there are no applicable discounts. This is a change from the quarterly common shareholders’ dividend payments made from December 19, 2018 to December 19, 2019, when the Company issued common shares from treasury in connection with the plans, with a two per cent (2%) discount from the market price, as determined pursuant to the applicable plan, for reinvested dividends.
About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, and wealth and asset management solutions for individuals, groups and institutions. At the end of 2019, we had more than 35,000 employees, over 98,000 agents, and thousands of distribution partners, serving almost 30 million customers. As of December 31, 2019, we had $1.2 trillion (US$0.9 trillion) in assets under management and administration, and in the previous 12 months we made $29.7 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Relations Contact: Brooke Tucker-Reid Manulife 647-528-9601 brooke_tucker-reid@manulife.com	Investor Relations: Adrienne O’Neill Manulife 416-926-6997 adrienne_oneill@manulife.com